Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

May 2, 2016

American Airlines, Inc. Series 2016-2 EETC Investor Presentation May 2016

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, estimates, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; costs of ongoing data security compliance requirements and the impact of any significant data security breach; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other postretirement benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental and noise regulation; the impact associated with climate change, including increased regulation to reduce emissions of greenhouse gases; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect on our financial position and liquidity of being party to or involved in litigation; an inability to use net operating losses carried over from prior taxable years (NOL Carryforwards); any impairment in the amount of the Company’s goodwill and an inability to realize the full value of the Company’s intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase programs or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (especially in Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A, Risk Factors) and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse at 1-800-221-1037 or Deutsche Bank at 1-800-503-4611.

Transaction Overview • American Airlines, Inc. (“American”) intends to issue $828,644,000 in aggregate face amount of Pass Through Certificates, Series 2016-2 (“American 2016-2”), in two classes: Class AA Certificates and Class A Certificates, collectively, the “Certificates” Class AA Certificates: $567,360,000 Class A Certificates: $261,284,000 • The Equipment Notes underlying the Certificates will have the benefit of a security interest in 22 aircraft that were delivered new or are scheduled to be delivered to American between November 2015 and August 2016: 11x A321-200S aircraft 7x 737-800 aircraft 2x 777-300ER aircraft 2x 787-8 aircraft • No additional aircraft will be financed to upsize the Pass Through Certificates for the Class AA or Class A (“will not grow”) • The Certificates offered in the American 2016-2 EETC transaction will consist of two credit-ranked tranches of debt: Class AA senior tranche amortizing over 12.1 years, with a 38.6% initial/max(1) Loan-to-Value ratio (“LTV”) Class A subordinated tranche amortizing over 12.1 years, with a 56.4% initial/max(1) LTV American will retain the option to issue additional subordinated classes of Certificates, including Class B Certificates, at any time • The transaction’s legal structure is largely consistent with American’s Series 2016-1 EETC with the addition of customary depositary and escrow agreements with respect to financing of scheduled to be delivered aircraft – Standard cross-collateralization, cross-default and buy-out rights – Two tranches of cross-subordinated debt – 18 month Liquidity Facility on both classes – Waterfall with preferred junior interest • Depositary: Citibank, N.A. • Liquidity Facility Provider: KfW IPEX-Bank GmbH for each class of Certificates • Joint Structuring Agents and Lead Bookrunners: Credit Suisse and Deutsche Bank • Active Bookrunners: Citigroup, Goldman Sachs, Morgan Stanley 1 Calculated as of the first regular distribution date following the date on which all aircraft are expected to have been financed pursuant to the offering, assumed to be December 15, 2016. 4

American 2016-2 EETC Structural Summary Class AA Class A Face Amount $567,360,000 $261,284,000 Expected Ratings (Moody’s / S&P) [Aa3 / AA] [A2 / A] Initial LTV / Maximum LTV(1) 38.6% 56.4% Initial Average Life 9.1 years 9.1 years June 15 & December 15 June 15 & December 15 Regular Distribution Dates commencing December 15, 2016 commencing December 15, 2016 Final Expected Distribution Date(2) June 15, 2028 June 15, 2028 Final Legal Distribution Date(3) December 15, 2029 December 15, 2029 Section 1110 Protection Yes Yes Liquidity Facility 18 months 18 months Proceeds from the issuance will be held in escrow with the Depositary and withdrawn Depositary to purchase Equipment Notes as the aircraft are financed 1 Calculated as of the first regular distribution date following the date on which all aircraft are expected to have been financed pursuant to the offering, assumed to be December 15, 2016. 2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related Class of Certificates. 3 The Final Legal Distribution Date for each of the Class AA Certificates and Class A Certificates is the date which is 18 months after the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments.

Key Structural Elements Two Classes of Certificates Offered • Two tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall • Interest on the Eligible Pool Balance of the Class A Certificates is paid ahead of Class AA Certificates principal Buyout Rights • After a Certificate Buyout Event, subordinated Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest ? No buyout rights during the 60-day Section 1110 period • No Equipment Note buyout rights Cross-Collateralization and Cross-Default • The equipment notes will be cross-collateralized by all aircraft • All indentures will include cross-default provisions Threshold Rating Criteria for Liquidity Provider and Depositary • Downgrade drawing and replacement mechanics consistent with recent EETCs Collateral • Strategically core aircraft types representative of American’s go-forward, short-haul and long-haul fleet strategy • Recently delivered new or scheduled to be delivered to American between November 2015 and August 2016 • Weighted average aircraft age of ~0.1 years(1) Additional Certificates • American has the right to issue additional subordinated classes of Certificates, including Class B Certificates 1 As of May 18, 2016.

Comparing American 2016-2 EETC to 2016-1 EETC

	American Airlines 2016-1 EETC[1]	American Airlines 2016-2 EETC
Corporate Rating (M / S)	Ba3 / BB-	Ba3 / BB-
Class AA		
Initial Principal Amount	$584,374,000	$567,360,000
Equipment Note Advance	39.0%	38.0%
Initial / Max LTV	39.0%[2] / 39.5%	38.6%[3] / 38.6%
Maturity / Average Life (yrs)	12.0 / 9.0	12.1 / 9.1
Initial / Expected Rating	Aa3 / AA	[Aa3 / AA]
Notches above CCR	+9 / +10	[+9 / +10]
Class A		
Initial Principal Amount	$262,218,000	$261,284,000
Equipment Note Advance	56.5%	55.5%
Initial / Max LTV	56.5%[2] / 57.2%	56.4%[3] / 56.4%
Maturity / Average Life (yrs)	12.0 / 9.0	12.1 / 9.1
Initial / Expected Rating	A2 / A	[A2 / A]
Notching Uplift	+7 / +7	[+7 / +7]
Collateral	22x 2014-2015 aircraft: • 11x A321-200 • 6x 737-800 • 1x 777-300ER • 4x 787-8	22x 2015-2016 aircraft: • 11x A321-200S • 7x 737-800 • 2x 777-300ER • 2x 787-8
Narrowbody / Widebody Mix	56.7% Narrowbody / 43.3% Widebody	62.7% Narrowbody / 37.3% Widebody
New / In-service Mix	100% In-service	68.5% New[5] / 31.5% In-service[5]
Initial Weighted Average Pool Age	0.5 years[4]	0.1 years[5]

[1] American Airlines 2016-1 EETC Prospectus Supplement.
[2] 2016-1 initial LTV measured as of the closing date as only in-service aircraft were financed at such date.
[3] 2016-2 initial LTV measured as of December 15, 2016, the first payment date following the expected delivery of all aircraft into the transaction.
[4] As of January 12, 2016.
[5] As of May 18, 2016. May 2016 deliveries are assumed new.

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II. The Aircraft

Attractive Aircraft Pool

- American has obtained maintenance adjusted Base Value Desktop Appraisals from three appraisers (AISI, BK and mba)
- Aggregate aircraft appraised value of approximately $1,493 million
- Appraisals indicate collateral cushions as of the first regular distribution date of 61.4% and 43.6% on the Class AA and Class A Certificates, respectively, which are expected to increase over time

Aircraft Number	Aircraft Type	Registration Number	MSN	Narrow / Wide	Delivery Date	Appraised Value[1] ($MM)
1	A321-200S	N151AN	6840	Narrow	November-15	53.1[2]
2	A321-200S	N153AN	6908	Narrow	December-15	53.2[2]
3	A321-200S	N162AA	6621	Narrow	May-16	54.8
4	A321-200S	N163AA	6866	Narrow	May-16	54.8
5	A321-200S	N164NN	6909	Narrow	June-16	54.8
6	A321-200S	N165NN	6956	Narrow	June-16	54.8
7	A321-200S	N988AL	7154	Narrow	June-16	54.8
8	A321-200S	N166NN	6973	Narrow	July-16	55.3
9	A321-200S	N167AN	7013	Narrow	July-16	55.3
10	A321-200S	N986AN	7046	Narrow	August-16	55.4
11	A321-200S	N987AM	7079	Narrow	August-16	55.4
12	737-800	N983NN	33337	Narrow	December-15	46.8[2]
13	737-800	N991NN	31241	Narrow	May-16	47.5
14	737-800	N992NN	33340	Narrow	June-16	47.5
15	737-800	N993NN	31244	Narrow	June-16	47.5
16	737-800	N994NN	33248	Narrow	July-16	48.2
17	737-800	N995NN	31245	Narrow	July-16	48.2
18	737-800	N996NN	31248	Narrow	August-16	48.2
19	777-300ER	N735AT	32439	Wide	February-16	158.8[2]
20	777-300ER	N736AT	33538	Wide	March-16	159.0[2]
21	787-8	N815AA	40633	Wide	May-16	119.8
22	787-8	N816AA	40634	Wide	May-16	119.8
Total						**1,493.1**

[1] Appraised Value equals the lesser of the mean and median "LMM" of the base values of the aircraft as appraised by Aircraft Information Services, Inc. "AISI", BK Associates, Inc. "BK" and "Morten Beyer & Agnew, Inc. "mba" as of April 2016.

[2] For aircraft in service as of the date of the AISI adjusted appraisal, AISI adjusted the value of such Aircraft based on their maintenance schedules.

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2016-2 EETC Collateral Observations • Newer collateral than in American’s 2016-1 EETC ? Only 32% of 2016-2 EETC collateral will be in-service at issuance vs 100% of the collateral in the 2016-1 EETC(1) • Collateral pool is representative of American’s go-forward, short-haul and long-haul fleet strategy • A321-200S equipped with sharklets are more fuel-efficient than the A321-200 aircraft in the 2016-1 EETC • Similar narrowbody vs widebody mix by value vs 2016-1 EETC collateral pool Narrowbody/Widebody(2) Aircraft Type(2) New/In-service(1), (2) 787-8 16% In-Wide service 37% 32% A321-200S 777-300ER 40% 21% Narrow New 63% 68% 737-800 23% 1 May 2016 deliveries are considered new. 2 Based on the LMM of the base values of the aircraft as appraised by AISI, BK and mba as of April 2016.

Airbus A321-200S The Airbus A321 has wide market appeal • The A321-200 variant continues to be an increasingly popular aircraft in the 180 to 220 seater category • Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters; provides more capacity at slot-constrained airports • Increasingly used as a 757-200 replacement • Sharklets on A321-200S improve fuel-efficiency and mitigate impact of potential increases in fuel prices on profitability Top 5 Operators & Lessors (In Service / On Order) Operators # of Aircraft % 1 American Airlines 219 14.5% 2 China Southern Airlines 79 5.2% 3 Turkish Airlines (THY) 68 4.5% 4 Lufthansa 64 4.2% 5 Air China 52 3.4% Total aircraft 1,515 100.0% Lessors # of Aircraft % 1 AerCap 112 7.4% 2 GECAS 46 3.0% 3 CIT Aerospace 39 2.6% 4 BOC Aviation 34 2.2% 5 Aviation Capital Group 31 2.0% Total aircraft 1,515 100.0% Source: Ascend Market Commentary and Airbus as of 4Q 2015. Key Characteristics Firm Orders 1,500+ # Delivered ~1,150 # Backlog 415 # In Service 1,100+ # of Current Operators 95 Source: mba appraisal report, AerData as of January 2016.

Airbus A321-200S • A321 is the best-selling aircraft in its class with 1,500+ net orders and 1,150+ deliveries • Clear trend for more A321 demand with A321 making up 18%, 31%, 38% and 44% of the deliveries within the A320 Family in 2012, 2014, 2015 and scheduled for 2016, respectively • Large single-aisle aircraft with deep and well established base of 95 operators

Boeing 737-800 • Today, the 737-800 is the workhorse of the American fleet, 737-800 Scheduled Deployment accounting for over 30% of domestic Available Seat Miles (“ASMs”) - In the combined American network, the 737-800 accounts for more domestic ASMs than the MD-80 and regional fleet combined • Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet • The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying - In addition, the fleet type is used for missions to Central America, the Caribbean, and the northern rim of South America Growth of 737-800s in American’s fleet1 284 304 304 264 246 226 195 169 152 2010 2011 2012 2013 2014 2015 2016 2017 2018 Source: American Airlines 1 Data shown for 2016, 2017 and 2018 are projections.

Boeing 777-300ER and 787-8 • Boeing 777-300ER is the best selling wide-body variant to date; it is a core long-haul type worldwide, lessor and financier favorite, and a regular in recent secured capital markets transactions • Boeing 787-8 delivers up to 20% better fuel burn than the Boeing 767; enables American to serve city pairs previously not accessible with 767-300ER aircraft • Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered 777-200s, A340s, 747s and certain A330s); high quality in-demand widebodies have shown resilience ? Only 4x 777-300ERs are parked, representing 0.6% of the total manufactured fleet(1) ? Only 3x 787-8s are parked, representing 1.0% of the total manufactured fleet(1) ? These percentages compare favorably to narrowbody storage rates for even the most in-favor variants • Newer generation 777-300ER leave the production line with improved fuel efficiencies over aircraft produced earlier in the production run 777-300ER Key Characteristics Firm Orders 800+ # Delivered 635+ # Backlog ~165 # In Service 611 # of Customers 44 # of Current Operators 39 Source: Ascend, Boeing as of 1Q 2016, mba appraisal report, AerData as of January 2016. 1 Calculated as a percentage of total delivered fleet. 787-8 Key Characteristics Firm Orders 435 # Delivered 295 # Backlog 140+ # In Service 289 # of Customers 47 # of Current Operators 36

Fleet Replacement Plan • The Company is making significant investments in its fleet… New Deliveries 2016 2017 2018 Beyond 2018 Total A320 Family / Neo 25 20—100 145 A350-900—4 10 8 22 737-800 / Max 20 24 16 80 140 777-300ER 2 —2 787 Family 8 13 8—29 Mainline Total 55 61 34 188 338 CRJ-700 7 —7 CRJ-900 18 —18 E175 24 12 — 36 Regional Total 49 12 — 61 Note: Scheduled new aircraft deliveries by type. Regional inductions include aircraft owned by third party operators .

Fleet Replacement Plan • …resulting in one of the youngest and most fuel efficient fleets in the industry Average Fleet Age 18 16.8 yrs 16.7 yrs 14.7 yrs 14.0 yrs Years 13 13.3 yrs 12.1 yrs 10.4 yrs 9.6 yrs 8 2012 2013 2014 2015 2016E 2017E Source: SEC Form 10-K and Ascend Fleets data base; projected data based on internal Industry fleet plan outlook estimates.